Exhibit 99.1

               Guangshen Railway Announces Its 2002 Annual Results

                  Total Revenues Surged 16.9% on Strong Growth
                    in Core Passenger Transportation Business

          (23 April, 2003, Hong Kong) Guangshen Railway Company Limited (SEHK

code: 0525, NYSE code: GSH) and its subsidiaries ("Guangshen Railway" or the

"Company") today announce their audited consolidated results for the year ended

31 December, 2002, which were prepared in accordance with International

Financial Reporting Standards.



In 2002, the Company recorded total revenues of RMB2,518 million, representing an increase of 16.9% as compared to the previous year. The profit attributable to shareholders was RMB557 million, a 4.4% increase as compared to the previous year, and the basic earnings per share were RMB0.13. The board of directors has resolved to recommend payment of a final dividend of RMB0.10 per share for the year 2002.

Mr. Jiang Linyang, Chairman of the Board said, "Guangshen Railway managed to leverage on the momentum of its business growth in 2001 and achieve attractive operating results. This was mainly because the Company was very successful in seizing the business opportunities amid the strong economic growth in Guangdong and Hong Kong which was driven by the deepened cooperation between the two regions. The Company's core businesses of passenger and freight transportation are developing in an active but well-managed manner while the Company continues to explore other business opportunities to enhance its overall competitiveness."

In the passenger transportation segment, the marketing strategies formulated by the Company during the second half of 2001 were fully implemented in 2002, which contributed greatly to the sustained growth of the Company's operating results. The strategies for the Company's Shenzhen-Yueyang and Shenzhen-Beijing long-distance passenger train services as well as the "As-frequent-as-buses" Train Project on the Guangzhou-Shenzhen route were fully implemented throughout the year, which continued to make the passenger transportation business the growth engine of the Company's revenues. In 2002, the total number of passengers reached 39.78 million, representing an increase of 2.4% over the previous year. The revenues from the passenger transportation business reached RMB1,847 million, representing a significant increase of 29.5% as compared to the previous year.

In the freight transportation segment, outbound freight transportation volume in 2002 increased by 7.2%. However, due to the intense competition from other means of transportation, the Company's inbound and pass-through freight transportation volume decreased by 8.6%. As a result, total freight transportation volume decreased by 4.9% from the previous year to 27.583 million tonnes. The total revenues from freight transportation business amounted to RMB514 million, representing a 9.4% decrease as compared to the previous year.

Looking ahead, Mr. Jiang said, "The Company will adhere to the goal of 'safety, quality, efficiency and stability'. It will insist on making the railway transportation business its core business, enhancing its other businesses, as well as continuing to promote innovations in management systems and technology. We are aiming to make Guangshen Railway a safe, comfortable, fast and convenient passenger line linking up these three modern cities:
Guangzhou, Shenzhen and Hong Kong."

In relation to the passenger transportation business, the Company plans to further optimize its "As-frequent-as-buses" Train Project of the Guangzhou-Shenzhen high-speed passenger trains; add more stops at appropriate intermediary stations to achieve better financial results; and operate an additional pair of the Hong Kong Through-Trains to support the increasing passenger flows between Guangdong and Hong Kong. The Company intends to attract more passengers and further improve its service quality by continuing to integrate its railway system with urban public transportation systems and further improve its passenger transportation service facilities.

In relation to the freight transportation business, the Company will formulate and integrate a marketing strategy that "focuses on business potentials at ports and develops inbound freight transport and unloading business"; enhance cooperation with ports, mines and factories by leveraging on its overall strength; develop container freight transportation and improve the container express train service between Dongguan and Hong Kong; and intensify its efforts to launch a container express train service between Dongguan and Yantian port.

Furthermore, in order to better accommodate future transportation growth and meet market competition, the Company will continue to plan for the construction project the fourth line between Guangzhou and Shenzhen. The Company also plans to strengthen its capital base through equity investments, mergers and acquisitions at the right time and expand into new growth areas.

Mr. Jiang concluded, "With the continuous implementation of proactive fiscal and stable monetary policies, strategic adjustment of the economic structure by the PRC government, growing domestic demand and further opening to foreign investment, as well as further development of regional economic cooperation between Guangdong and Hong Kong, the economy in the Company's service territory will enjoy continued and stable growth. Although the Company's core businesses still face intense competition from other transportation means and are affected by the recent SARS epidemic in its service territory, its transportation businesses are expected to retain relatively good growth prospects in 2003 as the SARS epidemic is effectively controlled and management continues with its effective innovations and marketing efforts. The Company will leverage on its existing advantages and seize business opportunities to enhance its businesses so as to create better operating results for our shareholders."

Information about Guangshen Railway Company Limited
The Company was established in 1996 and is principally engaged in railway passenger and freight transportation businesses and related services operations. It is the only PRC railway company that is dually listed in Hong Kong and New York.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

Enclosure:
Consolidated Income Statement
Consolidated Balance Sheet

Press Enquiry:
Guangshen Railway Company Limited          Elegance Communications Limited
Yao Xiaocong                                      Carol Yue
Chief Accountant and Company Secretary     Tel: (852) 2283 2090
Tel: (0755) 2558 4891                      Fax: (852) 2283 2283
Fax: (0755) 2556 5424                      Email: carol.yue@eleganceholdings.com
Email: yao xiao cong@vip.sina.com
                -----------------

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                          CONSOLIDATED INCOME STATEMENT

                      FOR THE YEAR ENDED 31 DECEMBER, 2002
         (All amounts in Renminbi thousands, except for per share data)


                                                                2002                   2001
                                                         -------------------   ---------------------
Revenues from railroad businesses
     Passenger                                                   1,846,599             1,426,010
     Freight                                                       514,036               567,276
                                                         -------------------   ---------------------

     Sub-total                                                   2,360,635             1,993,286
Revenues from other businesses                                     156,893               160,306
                                                         -------------------   ---------------------

Total revenues                                                   2,517,528             2,153,592
                                                         -------------------   ---------------------

Operating expenses
   Railroad businesses
     Labour and benefits                                          (373,781)             (320,569)
     Equipment leases and services                                (433,918)             (262,320)
     Materials and supplies                                       (192,141)             (144,651)
     Repair costs, excluding materials and supplies               (102,377)              (94,545)
     Depreciation                                                 (335,508)             (342,534)
     Amortisation of leasehold land payments                       (15,131)              (15,453)
     Fees for social services                                      (57,385)              (57,157)
     General and administrative expenses                          (123,800)             (150,162)
     Others                                                       (101,251)              (73,238)
                                                         -------------------   ---------------------

     Sub-total                                                  (1,735,292)           (1,460,629)
                                                         -------------------   ---------------------

   Other businesses
     Materials and supplies                                       (124,602)             (108,930)
     General and administrative expenses                           (35,137)              (29,922)
                                                         -------------------   ---------------------

     Sub-total                                                    (159,739)             (138,852)
                                                         -------------------   ---------------------

Total operating expenses                                        (1,895,031)           (1,599,481)
                                                         -------------------   ---------------------

Profit from operations                                             622,497               554,111
Other Income                                                        43,495                78,660
Finance costs                                                       (4,208)               (2,087)
Share of (losses)/profits of associates before tax                    (197)                  678
                                                         -------------------   ---------------------

Profit before tax                                                  661,587               631,362
Income tax expense                                                (104,391)              (99,366)
                                                         -------------------   ---------------------

Profit from ordinary activities after tax                          557,196               531,996
Minority interests                                                    (113)                1,499
                                                         -------------------   ---------------------

Profit attributable to shareholders                                557,083               533,495
                                                         ===================   =====================

Earnings per share
   -    Basic                                                       RMB0.13               RMB0.12
                                                         ===================   =====================
   -    Diluted                                                        N/A                   N/A
                                                         ===================   =====================

               GUANGSHEN RAILWAY COMPANY LIMITED AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                             AS OF 31 DECEMBER, 2002
                       (All amounts in Renminbi thousands)


                                                                 2002                    2001
                                                         ---------------------   ---------------------
Non-current assets
Fixed assets                                                 6,798,280                   7,031,040
Construction-in-progress                                       672,827                     446,399
Leasehold land payments
Land use rights                                                656,998                     673,746
Interests in associates                                        140,842                     141,122
Available-for-sale investments                                 166,695                      32,000
Deferred tax assets                                              7,577                       5,193
Deferred staff costs                                           181,095                     196,187
                                                         ---------------------   ---------------------
                                                             8,624,314                   8,525,687
                                                         ---------------------   ---------------------

Current assets
Materials and supplies                                          34,105                      34,191
Trade receivables, net                                          51,457                      67,440
Due from Parent Company                                         39,374                      29,499
Due from affiliates, net                                       267,885                     276,013
Prepayments and other receivables, net                         260,075                     322,276
Temporary cash investments                                     567,339                   1,376,602
Cash and cash equivalents                                    1,413,045                     365,508
                                                     ---------------------       ---------------------
                                                             2,633,280                   2,471,529
                                                     ---------------------       ---------------------

Current liabilities
Trade payables                                                  41,734                      69,048
Payables for construction of fixed assets                      181,473                     199,780
Due to affiliates                                              158,199                      58,650
Dividends payable                                               90,663                      13,598
Taxes payable                                                   71,844                      65,682
Accrued expenses and other payables                            457,953                     454,218
                                                     ---------------------       ---------------------
                                                             1,001,866                     860,976
                                                     ---------------------       ---------------------

Net current assets                                           1,631,414                   1,610,553
                                                     ---------------------       ---------------------
Total assets less current liabilities                       10,255,728                  10,136,240
                                                     ---------------------       ---------------------
Minority interests                                              11,577                      15,617
                                                     ---------------------       ---------------------
Net assets                                                  10,244,151                  10,120,623
                                                     =====================       =====================
Representing:
Share capital                                                4,335,550                   4,335,550
Reserves                                                     5,908,601                   5,785,073
                                                     ---------------------       ---------------------
                                                            10,244,151                  10,120,623
                                                     =====================       =====================